UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2024	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Octavius Oky Prakarsa ---------------------------------------------------- (Signature) Octavius Oky Prakarsa VP Investor Relations

Number	:	Tel.06/UM 000/COP-K0F00000/2024

Jakarta,	October 3, 2024

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision, Derivative Finance and Carbon Exchanges

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re	:	Change of Address of the Corporate Secretary (Investor Relations Unit) of PT Telkom Indonesia (Persero) Tbk

Dear Sir/Madam,

In compliance with Article 2 Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 concering Disclosure of The Information or Material Facts by The Issuer or Public Company, we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk
Business Sector	:	Telecommunication
Telephone	:	(+6221) 5215109
E-Mail	:	investor@telkom.co.id

1.	Information or Material Facts	:	Change of Address of the Corporate Secretary (Investor Relations Unit) of PT Telkom Indonesia (Persero) Tbk.
2.	Date	:	October, 1 2024.
3.	Description	:

Here we would like to inform the change of address of the Corporate Secretary (Investor Relations Unit):

Previous Address:

The Telkom Hub - Telkom Landmark Tower, 39th Floor

Jend Gatot Subroto Street Kav. 52

Mampang Prapatan, Kuningan, Jakarta Selatan

Jakarta 12710

New Address:

The Telkom Hub - Telkom Landmark Tower, 51st Floor

Jend Gatot Subroto Street Kav. 52

Mampang Prapatan, Kuningan, Jakarta Selatan

Jakarta 12710.

4.	The Impact of the Events	:	This Information has no material impact on company’s business operational, legal, and financial condition.
5.	Others	:	This information is valid since the above-mentioned date until further information.

Thus, we submit this report. Thank you for your attention.

Best regards,

/s/ Octavius Oky Prakarsa

Octavius Oky Prakarsa

VP Investor Relations